SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Veritone, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92347M 10 0

(CUSIP Number)

Dr. Edgar Radjabli

Apis Capital Management LLC

777 South Flagler Drive Suite 800

West Palm Beach, FL, 33401

(561) 837-7311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92347M 10 0	13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS ACM Market Neutral Volatility Strategy Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 937,196 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 937,196 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,196 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.85% *
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Represents (i) 339,096 shares of Common Stock (as defined below) directly owned by ACM (as defined below) and (ii) 633,900 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by ACM. Determination of the percentage beneficial ownership of the Reporting Person is based on 19,328,278 shares of Common Stock reported to be outstanding as of October 31, 2018 as disclosed in Veritone, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed on November 13, 2018.

CUSIP No. 92347M 10 0	13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS Apis Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92347M 10 0	13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS Apis Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 972,996 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 972,996 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,996 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%% *
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Represents (i) 339,096 shares of Common Stock directly owned by ACM; (ii) 633,900 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by ACM; and (iii) 35,800 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by Apis Capital (as defined below). Determination of the percentage beneficial ownership of the Reporting Person is based on 19,328,278 shares of Common Stock reported to be outstanding as of October 31, 2018 as disclosed in Veritone, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed on November 13, 2018.

CUSIP No. 92347M 10 0	13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS Dr. Edgar Radjabli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 972,996 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 972,996 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,996 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%% *
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Represents (i) 339,096 shares of Common Stock directly owned by ACM; (ii) 633,900 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by ACM; and (iii) 35,800 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by Apis Capital. Determination of the percentage beneficial ownership of the Reporting Person is based on 19,328,278 shares of Common Stock reported to be outstanding as of October 31, 2018 as disclosed in Veritone, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed on November 13, 2018.

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Veritone, Inc., a Delaware corporation (“Veritone”). Veritone’s principal executive offices are located at 575 Anton Boulevard, Costa Mesa, California, 92626.

Item 2.	Identity and Background.

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): ACM Market Neutral Volatility Strategy Fund LP, a Delaware limited partnership (“ACM”); Apis Ventures LLC, a Delaware limited liability company (“Apis Ventures”); Apis Capital Management LLC, a Delaware limited liability company (“Apis Capital”); and Dr. Edgar Radjabli. The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”). Dr. Radjabli is the managing partner of Apis Capital, and Apis Capital is the general partner of ACM and the manager of Apis Ventures.

(b) The business address of the Reporting Persons is 777 South Flagler Drive, Suite 800, West Palm Beach, FL, 33401.

(c) The present principal occupation of Dr. Radjabli is serving as the managing partner of Apis Capital. The principal business of Apis Capital is serving as general partner of ACM and as the manager of Apis Ventures. The principal business of each of ACM and Apis Ventures is acquiring and holding securities for investment purposes.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Radjabli is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons were purchased with working capital in open market purchases. ACM acquired an aggregate of 339,096 shares of Common Stock for total consideration of approximately $1,900,474 (excluding fees and commissions). ACM acquired call options referencing an aggregate of 598,100 shares of Common Stock for total consideration of approximately $1,295,502 (excluding fees and commissions). Apis Capital acquired call options referencing an aggregate of 598,100 shares of Common Stock for total consideration of approximately $130,530 (excluding fees and commissions). The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons represents approximately 5.03%% of Veritone’s outstanding shares of Common Stock, based on 19,328,278 shares of Common Stock reported to be outstanding as of October 31, 2018 as disclosed in Veritone’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed on November 13, 2018.

Item 4.	Purpose of Transaction.

The Reporting Persons initially acquired the shares of Common Stock reported in this Statement based on their belief that such shares, when acquired, represented an attractive investment opportunity. Further, on December 4, 2018, Apis Capital delivered a letter to the Board of Directors of Veritone (the “Board”) and Mr. Chad Steelberg, Chief Executive Officer and Chairman of the Board, setting forth a preliminary, non-binding proposal pursuant to which Apis Ventures would acquire all outstanding shares of Common Stock. Veritone has not substantively responded to Apis Capital’s preliminary, non-binding proposal.

On December 10, 2018, Apis Capital, on behalf of Apis Ventures, delivered a second letter to the Board and Mr. Steelberg enhancing the proposed price to $10.26 per share. A copy of the December 10 letter is included as Exhibit 99.2 to this Statement and is incorporated herein by reference in its entirety. As noted in the letter, the enhanced proposed price represents a premium of more than 82% to the closing price per share of the Common Stock on December 7, 2018, the last trading day before the date of the letter.

On December 10, 2018, Apis Capital issued a press release announcing that Apis Ventures has submitted an all-cash offer to the Board to acquire all outstanding shares of Common Stock for $10.26 per share. The press release includes a copy of the December 10 letter from Apis Capital to the Board. A copy of the press release is included as Exhibit 99.3 to this Statement.

Apis Capital continues to seek a negotiated transaction with Veritone that Apis Capital believes would provide superior value to Veritone’s stockholders, and is prepared to begin such negotiations. However, Apis Capital reserves the right to commence a tender offer to purchase all of the outstanding shares of common stock of Veritone at any time.

The Reporting Persons and their affiliates may, from time to time and at any time: (i) acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of Veritone (or its affiliates) in the open market, in privately negotiated transactions, pursuant to the Offer or otherwise; (ii) dispose of any or all of their Securities in the open market, in privately negotiated transactions or otherwise; (iii) engage in any hedging or similar transactions with respect to the Securities; or (iv) take any other action described in Items 4(a) – (j) of Schedule 13D. The Reporting Persons may formulate a plan with respect to such matters and, from time to time, may hold discussions with, or make formal proposals to, the Board or management of Veritone or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a), (b)     By virtue of their relationships, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As such, the Reporting Persons may be deemed to beneficially own in the aggregate 972,996 shares of Common Stock, representing approximately 5.03%% of Veritone’s outstanding shares of Common Stock. The percentages of beneficial ownership in this Statement are based on 19,328,278 shares of Common Stock reported to be outstanding as of October 31, 2018 as disclosed in Veritone’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed on November 13, 2018.

ACM beneficially owns and has shared voting and dispositive power over 937,196 shares of Common Stock comprised of (i) 339,096 shares of Common Stock directly owned by ACM and (ii) 633,900 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by ACM. The shares of Common Stock beneficially owned by ACM represent approximately 4.85% of the outstanding shares of Common Stock. Apis Capital beneficially owns and has shared voting and dispositive power over 972,996 shares of Common Stock comprised of (i) 339,096 shares of Common Stock directly owned by ACM, which Apis Capital, as the general partner of ACM, may be deemed to beneficially own, (ii) 633,900 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by ACM, which Apis Capital, as the general partner of ACM, may be deemed to beneficially own, and (iii) 35,800 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by Apis Capital. The shares of Common Stock beneficially owned by Apis Capital represent approximately 5.03%% of the outstanding shares of Common Stock. Dr. Radjabli, as the managing partner of Apis Capital, may be deemed to have shared voting and dispositive power over the shares of Common Stock that Apis Capital beneficially owns or may be deemed to beneficially own. Apis Ventures does not beneficially own or have voting or dispositive power over any shares of Common Stock.

(c)     Except as set forth on Schedule 1 attached hereto, the Reporting Persons have not entered into any transactions with respect to the Common Stock during the past sixty (60) days.

(d)     To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Veritone reported herein.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Apis Capital is the general partner of ACM pursuant to a limited partnership agreement which authorizes Apis Capital, among other things, to invest the funds of ACM in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Apis Capital is manager of Apis Ventures which authorizes Apis Capital, among other things, to invest the funds of Apis Ventures in securities and to vote, exercise or convert and dispose of such securities. Pursuant to such agreements, Apis Capital is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Dr. Radjabli is the managing partner of Apis Capital and may be deemed to own beneficially securities over which Apis Capital exercises voting and dispositive power.

ACM currently holds American-style call options referencing an aggregate of:

•	256,000 shares of Common Stock with a strike price of $2.50 per share expiring on December 21, 2018,

•	136,800 shares of Common Stock with a strike price of $5.00 per share expiring on December 21, 2018,

•	119,600 shares of Common Stock with a strike price of $7.50 per share expiring on December 21, 2018,

•	11,100 shares of Common Stock with a strike price of $10.00 per share expiring on December 21, 2018,

•	37,900 shares of Common Stock with a strike price of $2.50 per share expiring on January 18, 2019,

•	4,300 shares of Common Stock with a strike price of $2.50 per share expiring on February 15, 2019, and

•	32,400 shares of Common Stock with a strike price of $5.00 per share expiring on February 15, 2019.

ACM currently holds American-style put options referencing an aggregate of 18,600 shares of Common Stock with a strike price of $2.50 per share expiring on December 21, 2018. ACM sold American-style put options referencing an aggregate of 1,400 shares of Common Stock with a strike price of $2.50 per share expiring on December 21, 2018.

Apis Capital currently holds American-style call options referencing an aggregate of:

•	35,000 shares of Common Stock with a strike price of $2.50 per share expiring on December 21, 2018,

•	600 shares of Common Stock with a strike price of $5.00 per share expiring on December 21, 2018, and

•	200 shares of Common Stock with a strike price of $7.50 per share expiring on December 21, 2018.

Other than the foregoing and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of Veritone, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated December 10, 2018.

99.2	Letter to the Board of Directors of Veritone, Inc., dated December 10, 2018.

99.3	Press Release of Apis Capital Management, dated December 10, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2018

ACM MARKET NEUTRAL VOLATILITY STRATEGY FUND LP

By: Apis Capital Management LLC, its general partner

By:	/s/ Dr. Edgar Radjabli
Name:	Dr. Edgar Radjabli
Title:	Managing Partner

APIS VENTURES LLC

By: Apis Capital Management LLC, its manager

By:	/s/ Dr. Edgar Radjabli
Name:	Dr. Edgar Radjabli
Title:	Managing Partner

APIS CAPITAL MANAGEMENT LLC

By:	/s/ Dr. Edgar Radjabli
Name:	Dr. Edgar Radjabli
Title:	Managing Partner

/s/ Dr. Edgar Radjabli
DR. EDGAR RADJABLI

SCHEDULE 1

TRANSACTIONS WITHIN THE LAST 60 DAYS

Certain of the Reporting Persons’ same-day, same-way trades with respect to the Common Stock that occurred within a one-dollar price range have been aggregated and reported using a weighted average price for such trades. For the trades that have been aggregated on this Schedule 1, the range of prices for such trades is set forth below. Upon the request of the staff of the U.S. Securities and Exchange Commission, the Reporting Persons will provide full information regarding the number of shares of Common Stock that were purchased or sold at each separate price.

ACM Market Neutral Volatility Strategy Fund LP

Date	Nature of Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Price Range Low ($)	Price Range High ($)
12/4/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	10,000	1.55	1.55	1.55

12/4/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	10,000	3.57	3.50	3.60

12/3/2018	Purchase of December 2018 American-style Call Options ($10.00 Strike Price)	10,000	0.25	—	—

12/3/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	21,000	0.54	0.45	0.75

12/3/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	14,500	1.37	1.35	1.40

12/3/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	27,500	3.62	3.30	3.70

12/3/2018	Purchase of January 2019 American-style Call Options ($2.50 Strike Price)	7,100	3.48	3.40	3.70

12/3/2018	Purchase of December 2018 American-style Put Options ($2.50 Strike Price)	20,000	0.26	0.25	0.30

12/3/2018	Sale of December 2018 American-style Put Options ($2.50 Strike Price)	(1,400)	0.30	0.30	0.30

11/30/2018	Purchase of Common Stock	91,100	5.88	5.78	5.95

11/30/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	20,000	0.55	0.55	0.55

11/30/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	300	1.50	1.50	1.50

11/30/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	30,400	3.63	3.50	3.70

11/30/2018	Purchase of January 2019 American-style Call Options ($2.50 Strike Price)	4,800	3.60	3.60	3.60

11/29/2018	Purchase of Common Stock	30,209	5.80	5.72	5.91

11/29/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	18,100	0.55	0.50	0.55

11/29/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	600	1.45	1.45	1.45

11/29/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	31,600	3.69	3.60	3.70

11/29/2018	Purchase of January 2019 American-style Call Options ($2.50 Strike Price)	16,000	3.76	3.70	3.80

11/28/2018	Purchase of Common Stock	20,100	5.73	5.68	5.78

11/28/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	19,800	0.53	0.50	0.55

11/28/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	400	1.45	1.45	1.45

11/28/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	38,600	3.45	3.40	3.50

11/28/2018	Purchase of January 2019 American-style Call Options ($2.50 Strike Price)	10,000	3.50	3.50	3.50

Date	Nature of Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Price Range Low ($)	Price Range High ($)
11/28/2018	Purchase of February 2019 American-style Call Options ($2.50 Strike Price)	4,300	3.50	3.50	3.50

11/27/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	200	0.50	0.50	0.50

11/27/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	15,500	1.40	1.40	1.40

11/27/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	20,000	3.45	3.40	3.50

11/26/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	10,000	1.25	1.25	1.25

11/26/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	10,000	3.20	3.20	3.20

11/23/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	49,000	3.44	3.40	3.50

11/21/2018	Purchase of Common Stock	20,000	5.62	5.56	5.68

11/20/2018	Purchase of Common Stock	107,687	5.38	5.16	5.45

11/20/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	30,300	1.15	0.95	1.20

11/19/2018	Purchase of Common Stock	30,000	5.35	5.29	5.39

11/19/2018	Purchase of December 2018 American-style Call Options ($10.00 Strike Price)	1,100	0.15	—	—

11/19/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	5,800	0.32	0.30	0.40

11/19/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	10,100	1.05	0.95	1.05

11/19/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	40,300	2.99	2.95	3.00

11/19/2018	Purchase of February 2019 American-style Call Options ($5.00 Strike Price)	12,400	1.30	1.29	1.30

11/16/2018	Purchase of Common Stock	30,000	5.48	5.30	5.76

11/16/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	10,300	0.25	0.20	0.25

11/16/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	34,800	0.90	0.80	0.95

11/16/2018	Purchase of February 2019 American-style Call Options ($5.00 Strike Price)	20,000	1.32	1.27	1.35

11/15/2018	Purchase of Common Stock	10,000	5.80	5.80	5.80

11/15/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	14,400	0.23	0.20	0.25

11/15/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	10,300	1.10	1.10	1.10

11/14/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	10,000	0.25	0.25	0.25

Apis Capital Management LLC

Date	Nature of Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Price Range Low ($)	Price Range High ($)
12/3/2018	Purchase of December 2018 American-style Call Options ($7.50 Strike Price)	200	1.55	1.55	1.55

12/3/2018	Purchase of December 2018 American-style Call Options ($5.00 Strike Price)	600	1.50	—	—

12/3/2018	Purchase of December 2018 American-style Call Options ($2.50 Strike Price)	35,000	3.70	3.70	3.70